Invictus Launching Recreational Brands

Leading Canadian Cannabis Company Announces New Lifestyle-Inspired Brands

VANCOUVER, Aug. 31, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) today announced the introduction of four lifestyle-inspired cannabis brands for recreational users to become available across Invictus' robust distribution network under the omnichannel Terra World. As consumers look to navigate the new world of recreational cannabis, Invictus is curating a selection of brands that mirror the varied lifestyles of the recreational user.

Developed in partnership with Authentic Brands Group ("ABG"), Invictus brings to market four new recreational cannabis brands including Dukes, Zooey, Sterling & Hunt, and Sinister, each of which addresses a specific target audience and his or her lifestyle. Dukes is positioned to bring together friends and is framed around the idea of living in the moment. Zooey is designed with women in mind and addresses each user's social and physical well-being. Sterling & Hunt is aimed at the user who is a true connoisseur in all aspects of his or her life. Sinister is a high THC brand for the experienced user. Dukes and Zooey include a balanced THC/CBD product and Sterling & Hunt features a medium THC product.

ABG owns, manages, and builds the long-term value of a global portfolio of Lifestyle, Celebrity and Entertainment brands out of their headquarters in New York City. ABG's brands have a retail footprint that spans the luxury, specialty, department store, mid-tier, and e-commerce channels and 4,381 branded freestanding stores and shop-in-shops worldwide.

In order to capture a growing and dynamic market, Invictus is employing a five-pillar distribution channel strategy that includes medical, recreational, international, Licensed Producer to Licensed Producer, and retail stores. Invictus' most recent announcement of a supply agreement with Alberta Gaming and Liquor Commission as well as the Letter of Intent with GTEC exemplifies this approach by adding new distribution and retail opportunities. GTEC expects to have a minimum of 15 Cannabis Cowboy retail stores open by October 17, 2018, in Alberta, as well as 1 location in Saskatchewan, complemented by an e-commerce platform that will serve the entire Province.

Ahead of the recreational market opening on October 17th, Invictus will roll out a robust brand campaign in compliance with Health Canada's guidelines and launch an all-new website that will provide consumers with important product education and information, brand highlights, and the vision behind Invictus.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(604) 537-8676

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer, and global branding agency Authentic Brands Group. Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by January 2019 and 1 million by end of 2019. The Company will earmark 50 per cent of production to the medical and recreational markets, respectively. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, recreational, international and retail. For more information visit www.invictus-md.com.

About Authentic Brands Group

Authentic Brands Group (ABG) is a brand development, marketing, and entertainment company, which owns a global portfolio of entertainment and lifestyle brands. Headquartered in New York City, ABG manages, elevates, and builds the long-term value of more than 33 consumer brands by partnering with best-in-class manufacturers, wholesalers, and retailers. Our brands have a global retail footprint in more than 50,000 points of sale across the luxury, specialty, department store, mid-tier, mass, and e-commerce channels and more than 4,300 branded freestanding stores and shop-in-shops around the world. ABG is committed to transforming brands by delivering compelling product, content, business, and immersive brand experiences. We create and activate original marketing strategies to drive the success of our brands across all consumer touchpoints, platforms, and emerging media. For more information, please visit ABG-NYC.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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CNW 09:15e 31-AUG-18